Three of Strong Inc.



ANNUAL REPORT

35B Diamond Street

Portland, ME 04101

(207) 899-4930

http://threeofstrongspirits.com

This Annual Report is dated April 3, 2025.

BUSINESS

Three of Strong, Inc. was formed in Delaware on September 12, 2024. The Company is a successor entity to its predecessor, Comfortable Waters, LLC d/b/a Three of Strong Spirits, which began operations in July, 2019.

Business Model
We are a craft distillery with a focus on rum. Primary revenues are derived from Tasting Room operations, retail & wholesale sales of bottled spirits, Ready to Drink cocktails, and cocktail keg sales. We also generate revenue from contract distilling engagements. The Company is located in Maine, and sells into Maine, New Hampshire, and Massachusetts with direct-to-consumer sales commencing in the last quarter of 2024.

Previous Offerings

Type of security sold: Convertible Note (These notes converted into common shares in September of 2024, so should they be removed?)
Final amount sold: $575,000.00
Use of proceeds: Startup funds
Date: June 01, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $950,000.00
Number of Securities Sold: 5,562,499
Use of proceeds: The company currently has an open Reg D offering that has sold approximately $950,000 of its $2M target as of December 31, 2024. The Company expects this offering to be open for another 6 months.
Date: October 07, 2024
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

• Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $562,354 compared to $649,546 in fiscal year 2024. The 15% increase in revenue from 2023 to 2024 was primarily driven by expanded distribution efforts, including partnerships with major retailers and continued new ready-to-drink (RTD) cocktail offerings, despite a slower than expected launch into Massachusetts. Additionally, the growth in direct-to-consumer sales contributed to the revenue increase.

Cost of Sales
The increase in cost of goods sold is attributed to higher production volumes, reflecting increased sales and a corresponding need for more raw materials, particularly for the company's RTD cocktail line. The company also faced higher freight costs due to expanded distribution into new markets.

Gross Margins
Gross margins fell in 2024 as the increased importance of our RTD canned cocktail sales to our overall sales negatively impacted our margins as these are lower margin products relative to our spirits sales.

Expenses
The increase in expenses is due to higher marketing and payroll costs as the company ramped up its efforts to enter new markets and grow its customer base. We also committed more payroll towards in-market sales staffing in MA. Late in 2024, we also incurred legal, accounting and crowdfunding marketing expenses related to our crowdfunding efforts.

• Historical results and cash flows:
The Company is currently in the growth stage and is generating revenue. Historical revenue and cash flows may not be indicative of future revenue and cash flows depending on the impact of the risk factors described above. Past cash was primarily generated through sales of the company's spirits and RTD cocktails, along with additional funding from equity investments. Our goal is to expand our distribution network while enhancing our direct-to-consumer platform.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $8,729.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Samuel Pierce
Amount Owed: $535,918.27
Interest Rate: 8.0%
Please refer to our related party transactions. During 2023, the Company entered into numerous related party loans with its Managing Members. At the time of the corporate conversion in September 2024, $150,000 in principal owed to the Creditor was forgiven which reduced the remaining obligation of the company to the Creditor to $500,000 in principal and unpaid and ongoing accrued interest. Amount outstanding includes $ 35,918.27 in accrued interest as of 12/31/2024

• Creditor: David McConnell
Amount Owed: $ 3,603.29
Interest Rate: 8.0%
Please refer to our related party transactions. During 2023, the Company entered into numerous related party loans with its Managing Members. At the time of the corporate conversion in September 2024, the $40,000 in principal owed to the Creditor was forgiven and all that remains of the obligation of the company to the Creditor is the accrued interest in the amount of $ 3,603.29 as of 12/31/2024.

• Creditor: Gorham Savings Bank
Amount Owed: $ 110,436.68
Interest Rate: 5.75%
Maturity Date: January 17, 2027
Equipment backed loan, guaranteed by the Finance Authority of Maine.

• Creditor: United States Small Business Association
Amount Owed: $ 76,060.00
Interest Rate: 3.75%
Maturity Date: June 16, 2050
$445 monthly payments due for 30 years.

• Creditor: Ford Motor Credit Corp
Amount Owed: $ 59,690.43
Interest Rate: 0.0%
Maturity Date: April 21, 2027

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Samuel Pierce
Samuel Pierce's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Co-CEO, COO, Director
Dates of Service: August, 2024 - Present

Responsibilities: Co-Founder with Dave McConnell. Primarily functions as the Chief Operating Officer of the Company with oversight of Finance, Tasting Room Operations and Distillery Production

Name: David Bruce McConnell
David Bruce McConnell's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Co-CEO, Director of Sales and Marketing, Secretary
Dates of Service: August, 2024 - Present
Responsibilities: My primary roles at the Company are Director of Sales & Marketing and General Counsel. After being compensated through guaranteed minimums while operating the business as an LLC, the founders commenced as salaried employees in October 2024.

Other business experience in the past three years:
• Employer: Perkins Thompson, PA
Title: Of Counsel Attorney
Dates of Service: September, 1970 - Present
Responsibilities: I have practiced law at a private law firm in Portland, Maine since 1995. I started as an associate attorney and became an equity shareholder. I relinquished my shareholder position and assumed a part-time Of Counsel role in 2019.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Samuel Pierce
Amount and nature of Beneficial ownership: 3,040,904
Percent of class: 38.0

Title of class: Preferred Stock
Stockholder Name: Samuel Pierce
Amount and nature of Beneficial ownership: 3,800,000
Percent of class: 68.3

RELATED PARTY TRANSACTIONS

Name of Entity: Sam Pierce
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: During 2023, the Company entered into numerous related party loans with its Managing Members.
Material Terms: See corresponding entry in Indebtedness for material terms.

OUR SECURITIES

The company has authorized Common Stock and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,337,837 of Common Stock.

• Common Stock
The amount of security authorized is 23,000,000 with a total of 8,457,716 outstanding.

Voting Rights
One vote per share, please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities sold in this Offering contain a Voting Proxy.
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public

offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Alcohol Notice
PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see the Subscription Agreement.

Future Stock Grants
The Total amount outstanding does not include 2,599,662 shares reserved but unissued related to future stock grants.

• Preferred Stock
The amount of security authorized is 9,062,500 with a total of 5,562,499 outstanding.

Voting Rights
One vote per share.

Material Rights
PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see the Subscription Agreement.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

• Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. • Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. • Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. • The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. • Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. • The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. • Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. • Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. • If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to 1.235M in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." • We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. • Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. • Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. • Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. • The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. • Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. • Developing new products entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. • Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation . The imposition of tariffs may result in an increase to the cost of raw materials and finished goods that the Company requires to manufacture its products and deliver its services. • Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. • Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. • You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. • Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the 1.235M we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. • This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. • Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. • Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. • We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. • We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. • We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and minimal revenue s. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. • We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. • Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. • Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. • Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. • Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. • The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. • Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. • We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. • The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. • Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. • Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. • Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

• The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 3, 2025.

Three of Strong Inc.

By   /s/ *Samuel Pierce*

     Name: Three of Strong Inc.

     Title: Co-CEO

Exhibit A

FINANCIAL STATEMENTS

We, Samuel Pierce and David McConnell, the Co-CEOs of Three of Strong Inc., hereby certify that the financial statements of Three of Strong Inc. and notes thereto for the periods ending 12/31/2023 and 12/31/24 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Three of Strong Inc. has not yet filed its federal tax return the year ending December 31, 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 3, 2025.

Samuel Pierce

Samuel Pierce
_____
Co-CEO
April 3, 2025

David McConnell

David McConnell
_____
Co-CEO
April 3, 2025

Comfortable Waters LLC. d.b.a. Three of Strong Spirits

3:11 PM

Balance Sheet

01/24/2024

As of December 31, 2023

Accrual Basis

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
10100 · GSB Checking 4854	16,828.56
10200 · GSB MM 5273	200,135.61
10210 · GSB MM #2725	1,019.09
10300 · Cash in Drawer	280.00
Total Checking/Savings	218,263.26
Accounts Receivable	
11000 · Accounts Receivable	8,853.09
Total Accounts Receivable	8,853.09
Other Current Assets	
12000 · Undeposited Funds	7,547.50
13000 · Inventory	133,353.36
13100 · Merchandise Inventory	
13110 · Tees Inventory	5,104.62
13120 · Hats Inventory	3,136.63
13130 · Glasses Inventory	1,599.68
13150 · Miscellaneous Merch Inventory	1,923.22
Total 13100 · Merchandise Inventory	11,764.15
13600 · Emp Retention Credit Receivable	20,635.00
13900 · Security Deposit	4,949.50
Total Other Current Assets	178,249.51
Total Current Assets	405,365.86
Fixed Assets	
15200 · Facility Build Out	833,955.92
15300 · Furniture and Equipment	241,331.01
15900 · Intangibles - R&D Costs	29,007.04
17000 · Accumulated Depreciation	-302,369.00
Total Fixed Assets	801,924.97
Other Assets	
15100 · Start Up Costs	197,362.77
15400 · Guarantee & Loan Fees	3,069.00
17500 · Accumulated Amortization	-50,423.00
Total Other Assets	150,008.77
TOTAL ASSETS	**1,357,299.60**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	

	Dec 31, 23
20000 · Accounts Payable	-125.00
Total Accounts Payable	-125.00
Credit Cards	
20500 · Capital One #1148	5,083.36
Total Credit Cards	5,083.36
Other Current Liabilities	
22000 · Tips Payable	1,762.31
25500 · Sales Tax Payable	1,744.52
25820 · Bottle Deposits	-2,722.38
27200 · Pierce LOC	500,000.00
27210 · Accrued Interest Pierce LOC	8,275.50
27300 · Celtic/Blue Vine LOC	97,940.71
27700 · McConnell LOC	40,000.00
28100 · SBAD Treas Loan #7402	81,400.00
Total Other Current Liabilities	728,400.66
Total Current Liabilities	733,359.02
Long Term Liabilities	
26000 · GSB Loan #5180	146,424.05
Total Long Term Liabilities	146,424.05
Total Liabilities	879,783.07
Equity	
31000 · Partner Equity SP	
31100 · Member Contribution SP	106,756.11
31200 · Member Draw SP	-3,131.86
Total 31000 · Partner Equity SP	103,624.25
32000 · Partner Equity DM	
32100 · Member Contribution DM	17,689.11
Total 32000 · Partner Equity DM	17,689.11
33000 · Investor Equity	
33100 · Matthew V Pierce - Investor	12,435.00
33200 · Barbara Pierce - Investor	1,159.00
33300 · Judith Lambert - Investor	4,007.00
33350 · T Lambert Rd LLC - Investor	1,160.00
33400 · McGrory - Investors	8,012.00
33410 · Barclay F. Corbus - Investor	10,117.00
33450 · Patrick Ducas - Investor	8,012.00
33500 · Michael Payson - Investor	8,014.00
33510 · E. James Hughes - Investor	23,660.00
33520 · Craig A. Casey - Investor	5,058.00
33530 · Oscar K. Anderson - Investor	7,889.00
33550 · Joseph T Alexander - Investor	13,072.00
33600 · Kerrigan Investors	2,320.00
33620 · David Kramer - Investor	5,058.00

	Dec 31, 23
33630 · Christopher Moore - Investor	10,115.00
33650 · Robert B Fast - Investor	8,012.00
33700 · Sara Pierce - Investor	8,013.00
33720 · JPH Investments, LLC - Investor	10,113.00
33750 · James F Whiting - Investor	4,007.00
33760 · Cecily Whiting - Investor	4,007.00
33800 · Lisa Rutstein - Investor	8,011.00
33850 · Daniel Pierce Jr. - Investor	6,219.00
33860 · Mark P. Donovan - Investor	40,064.00
33870 · Anthony DiChiara - Investor	5,058.00
33880 · Issa N Youssef - Investor	15,775.00
Total 33000 · Investor Equity	229,367.00
34000 · SAFE Investment Equity	
34100 · David Abraham - SAFE	50,000.00
34200 · Sam Pierce - SAFE	500,000.00
34300 · Cuong Do - SAFE	25,000.00
Total 34000 · SAFE Investment Equity	575,000.00
35000 · 2024 Investor Raise	
35110 · 1st 2024 Investor Deposit	250,000.00
Total 35000 · 2024 Investor Raise	250,000.00
39000 · Retained Earnings	5.57
Net Income	-698,169.40
Total Equity	477,516.53
TOTAL LIABILITIES & EQUITY	1,357,299.60

Three of Strong Inc.

Balance Sheet

As of December 31, 2024

9:40 AM
02/11/2025
Accrual Basis

	Dec 31, 24
ASSETS	
Current Assets	
Checking/Savings	
10100 · GSB Checking 4854	3,429.41
10220 · GSB Checking 4994	5,000.00
10300 · Cash in Drawer	300.00
Total Checking/Savings	8,729.41
Accounts Receivable	
11000 · Accounts Receivable	23,283.65
Total Accounts Receivable	23,283.65
Other Current Assets	
12001 · Undeposited Funds	2,358.29
13000 · Inventory	177,361.17
13100 · Merchandise Inventory	
13110 · Tees Inventory	6,242.80
13120 · Hats Inventory	3,005.45
13130 · Glasses Inventory	1,272.90
13150 · Miscellaneous Merch Inventory	995.80
Total 13100 · Merchandise Inventory	11,516.95
13600 · Emp Retention Credit Receivable	20,635.00
13900 · Security Deposit	4,949.50
Total Other Current Assets	216,820.91
Total Current Assets	248,833.97
Fixed Assets	
15200 · Facility Build Out	833,955.92
15300 · Furniture and Equipment	260,316.33
15320 · Crowdfunding Capitalized Assets	6,500.00
15330 · Corporate Conversion Expenses	12,412.00
15900 · Intangibles - R&D Costs	31,936.04
17000 · Accumulated Depreciation	-327,334.00
Total Fixed Assets	817,786.29
Other Assets	
15100 · Start Up Costs	197,362.77
15400 · Guarantee & Loan Fees	3,069.00
17500 · Accumulated Amortization	-70,058.00
Total Other Assets	130,373.77
TOTAL ASSETS	**1,196,994.03**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
20500 · Capital One #1148	19,272.79

	Dec 31, 24
Total Credit Cards	19,272.79
Other Current Liabilities	
22000 · Tips Payable	2,954.49
24160 · Accrued Sharholder Wages	9,230.78
25500 · Sales Tax Payable	1,081.31
27200 · Pierce LOC	650,000.00
27210 · Accrued Interest Pierce LOC	40,400.76
27220 · Accrued Interest McConnell $40K	3,603.29
27350 · Kapitus Loan	88,841.80
27700 · McConnell LOC	40,000.00
28100 · SBAD Treas Loan #7402	76,060.00
Total Other Current Liabilities	912,172.43
Total Current Liabilities	931,445.22
Long Term Liabilities	
26000 · GSB Loan #5180	110,436.68
Total Long Term Liabilities	110,436.68
Total Liabilities	1,041,881.90
Equity	
30000 · Capital Stock	
31000 · Preferred Stock	
31100 · Preferred Stock Pierce	15,000.00
31201 · Preferred Stock MS McCormack	75,000.00
31202 · Preferred Stock R Vogel	10,000.00
31203 · Preferred Stock W Perkins	75,000.00
31204 · Preferred Stock E Perkins	25,000.00
31300 · SAFE Investment Equity	
31310 · David Abraham - SAFE	50,000.00
31320 · Sam Pierce - SAFE	500,000.00
31330 · Cuong Do - SAFE	25,000.00
Total 31300 · SAFE Investment Equity	575,000.00
31400 · 2024 Investor Raise	
35110 · 2024 Pre-Conversion Invst Depos	750,000.00
Total 31400 · 2024 Investor Raise	750,000.00
Total 31000 · Preferred Stock	1,525,000.00
32000 · Common Stock	
32100 · Crowd Funded Common Stock	97,496.81
32000 · Common Stock - Other	-791,389.32
Total 32000 · Common Stock	-693,892.51
Total 30000 · Capital Stock	831,107.49
33000 · Shareholder Contributions	
33100 · Shareholder Contrib - Pierce	-334,678.03
33200 · Shareholder Contrib - McConnell	-52,956.89
Total 33000 · Shareholder Contributions	-387,634.92
34000 · Shareholder Distributions	
34100 · Shareholder Distrib - Pierce	-829.40

	Dec 31, 24
Total 34000 · Shareholder Distributions	-829.40
39000 · Retained Earnings	-1.91
Net Income	-287,529.13
Total Equity	155,112.13
TOTAL LIABILITIES & EQUITY	**1,196,994.03**

Comfortable Waters LLC. d.b.a. Three of Strong Spirits

Profit & Loss

January through December 2023

3:19 PM
01/24/2024
Accrual Basis

	TOTAL
Ordinary Income/Expense	
Income	
40100 · Tasting Room Sales	
40110 · Food & Beverage Sales	157,369.82
40130 · Tour Sales	3,280.00
40190 · Discounts	-3,225.96
Total 40100 · Tasting Room Sales	157,423.86
40200 · Off Premise Retail Sales	
40201 · Retail Keg Cocktail Sales	1,025.00
40210 · Off Premise Alcohol Sales	40,189.63
40220 · Merchandise Sales	14,948.30
40230 · Ready to Drink Cocktail Series	27,961.03
40290 · Discounts - Off Premise Alcohol	-3,054.39
40291 · Discounts - Merchandise	-2,445.13
40292 · Discounts - Ready to Drink	-3,692.08
40293 · Discount - Retail Keg Cocktail	-155.00
Total 40200 · Off Premise Retail Sales	74,777.36
40300 · Class Registration Fees/Tickets	5,922.05
40310 · Online Retail Sales	
40313 · Online Delivery Fee Income	4.62
40314 · Online Retail-Off Prem Spirits	962.86
40315 · Online Retail - Merchandise	89.00
40316 · Online Retail - RTDs	611.73
Total 40310 · Online Retail Sales	1,668.21
40400 · Wholesale Sales	
40410 · Pine State	
40411 · Pine State Sales	85,982.60
Total 40410 · Pine State	85,982.60
40420 · Out of State	
40421 · Out of State Wholesale - NH	39,919.68
Total 40420 · Out of State	39,919.68
40470 · Kegged Cocktail Program	
40471 · Kegged Cocktail Sales	27,875.00
40472 · KCP Keg Refundable Deposit	1,010.00
Total 40470 · Kegged Cocktail Program	28,885.00
40480 · Ready to Drink Cocktails	
40481 · Ready to Drink Cocktail Sales	140,598.75
40485 · RTD Redemption deposit per case	2,764.80
Total 40480 · Ready to Drink Cocktails	143,363.55
Total 40400 · Wholesale Sales	298,150.83
40500 · Contract Distilling	
40510 · Contract Distilling Income	12,714.25

40550 · Storage Fees	2,100.00
Total 40500 · Contract Distilling	14,814.25
40600 · Off-Site Event	1,262.00
40700 · Venue Rental	11,057.59
Total Income	565,076.15
Cost of Goods Sold	
50100 · Cost of Goods	
50110 · COGS - Food & Beverages	31,287.80
50120 · COGS - Ready to Drink Cocktails	138,643.15
50130 · COGS - Distillery	131,119.78
50140 · COGS - Contract Distilling	704.00
50150 · COGS - ME Transfer Tax	14,291.90
50160 · COGS - Merchandise	11,552.30
50180 · COGS - Events	-447.91
50190 · COGS - Inventory Adjustment	-78,066.84
50195 · COGS-Merchandise Inventory Adj	-2,141.18
Total 50100 · Cost of Goods	246,943.00
50900 · Merchant Account Fees	9,395.69
50910 · Shopify Merchant Account Fees	43.56
Total COGS	256,382.25
Gross Profit	308,693.90
Expense	
60200 · Automobile Expense	7,942.76
60400 · Bank Service Charges	3,135.00
60500 · Bad Debt Expense	182.00
60900 · Cash Over/Short	105.56
61500 · Charitable Contributions	3,029.60
61700 · Computer and Internet Expenses	
61710 · Website Costs	569.99
61720 · Software	4,703.24
Total 61700 · Computer and Internet Expenses	5,273.23
62300 · Delivery & Postage	1,240.67
62500 · Dues and Subscriptions	7,968.61
62800 · Federal Excise Taxes	4,731.15
63300 · Insurance Expense	24,337.00
63400 · Interest Expense	
63410 · GSB Loan #5180 Interest Expense	9,616.80
63440 · Capital One #1148 Interest Expe	1,258.83
63450 · Pierce LOC Interest Expense	21,316.62
63460 · Celtic/Blue Vine Interest Exp	13,634.86
Total 63400 · Interest Expense	45,827.11
64000 · Licenses & Fees	13,209.53
64100 · Marketing & Advertising	
64110 · Printing Expenses	3,210.89
64120 · Advertising	5,871.46
64130 · Marketing External Assistance	31,468.41

64150 · Promotions / Sales	60,209.05
Total 64100 · Marketing & Advertising	100,759.81
64300 · Meals and Entertainment	
64310 · Meals - Sales	2,462.27
64320 · Meals - Travel	176.60
64330 · Meals - Management	262.77
64350 · Entertainment	854.37
Total 64300 · Meals and Entertainment	3,756.01
64900 · Office Supplies	822.34
64950 · Outside Sales Expense	18,656.02
65000 · Guaranteed Payments	120,000.00
66000 · Payroll Expenses	
66100 · Gross Wages	362,047.54
66200 · Payroll Taxes	38,752.32
66400 · Health Insurance	37,338.27
66500 · Dental Insurance Expense	4,249.76
66600 · Vision Insurance Expense	278.56
66640 · ST/LT Disability Insurance Exp	1,852.64
66650 · Staff Appreciation	148.05
Total 66000 · Payroll Expenses	444,667.14
66690 · Professional Development	1,144.95
66700 · Professional Fees	
66710 · Bookkeeping Expense	25,664.14
66720 · Consulting	4,999.00
66730 · Accounting Fees	5,500.00
Total 66700 · Professional Fees	36,163.14
66800 · Personal Property Taxes	3,296.15
66900 · Payroll Processing Fees	2,877.31
67000 · R & D/One Time Set Up Fees	2,929.00
67100 · Rent Expense	65,251.44
67200 · Repairs and Maintenance	35,532.67
67500 · Supplies	10,412.99
68100 · Telephone Expense	4,357.98
68400 · Travel Expense	11,713.83
68600 · Utilities	28,839.29
Total Expense	1,008,162.29
Net Ordinary Income	-699,468.39
Other Income/Expense	
Other Income	
70100 · Interest GSB MM 5273	814.63
70105 · Interest GSB MM #2725	77.22
82000 · Cash Back Rewards	407.14
Total Other Income	1,298.99
Net Other Income	1,298.99
Net Income	**-698,169.40**

Comfortable Waters LLC. d.b.a. Three of Strong Spirits
Profit & Loss
January 1 through December 31, 2024

	2024 Totals
Ordinary Income/Expense	
Income	
40100 · Tasting Room Sales	
40110 · Food & Beverage Sales	128,653.09
40130 · Tour Sales	2,405.00
40190 · Discounts	(1,593.25)
Total 40100 · Tasting Room Sales	129,464.84
40200 · Off Premise Retail Sales	
40201 · Retail Keg Cocktail Sales	525.00
40210 · Off Premise Alcohol Sales	39,226.87
40220 · Merchandise Sales	12,051.00
40230 · Ready to Drink Cocktail Series	36,436.60
40290 · Discounts - Off Premise Alcohol	(3,646.93)
40291 · Discounts - Merchandise	(2,077.61)
40292 · Discounts - Ready to Drink	(7,542.25)
40293 · Discount - Retail Keg Cocktail	(30.00)
Total 40200 · Off Premise Retail Sales	74,942.68
40300 · Class Registration Fees/Tickets	10,946.50
40310 · Online Retail Sales	
40312 · Online Non-Taxable Retail Sales	607.58
40313 · Online Delivery Fee Income	107.27
40314 · Online Retail-Off Prem Spirits	458.31
40315 · Online Retail - Merchandise	384.00
40316 · Online Retail - RTDs	1,075.39
	70.00
Total 40310 · Online Retail Sales	2,702.55
40400 · Wholesale Sales	
40410 · Pine State	
40411 · Pine State Sales	85,592.93
Total 40410 · Pine State	85,592.93
40420 · Out of State	
40421 · Out of State Wholesale - NH	51,659.28
40423 · Out of State Wholesale - MA	4,672.90
	2,371.00
Total 40420 · Out of State	58,703.18
40470 · Kegged Cocktail Program	
40471 · Kegged Cocktail Sales	22,562.00
40472 · KCP Keg Refundable Deposit	50.00
Total 40470 · Kegged Cocktail Program	22,612.00
40480 · Ready to Drink Cocktails	

40481 · Ready to Drink Cocktail Sales	245,520.56
40485 · RTD Redemption deposit per case	4,214.40
Total 40480 · Ready to Drink Cocktails	249,734.96
Total 40400 · Wholesale Sales	416,643.07
40500 · Contract Distilling	
40510 · Contract Distilling Income	4,208.80
40550 · Storage Fees	1,800.00
Total 40500 · Contract Distilling	6,008.80
40600 · Off-Site Event	390.00
40700 · Venue Rental	8,448.00
Total Income	649,546.44
Cost of Goods Sold	
50100 · Cost of Goods	
50110 · COGS - Food & Beverages	17,681.62
50120 · COGS - Ready to Drink Cocktails	235,781.36
50130 · COGS - Distillery	103,898.22
50150 · COGS - ME Transfer Tax	11,518.30
50160 · COGS - Merchandise	10,013.21
50190 · COGS - Inventory Adjustment	(45,332.83)
50195 · COGS-Merchandise Inventory Adj	247.20
Total 50100 · Cost of Goods	333,807.08
50900 · Merchant Account Fees	7,643.52
50910 · Shopify Merchant Account Fees	377.18
Total COGS	341,827.78
Gross Profit	307,718.66
Expense	
60200 · Automobile Expense	5,132.20
60400 · Bank Service Charges	4,765.92
60900 · Cash Over/Short	(88.23)
61500 · Charitable Contributions	4,184.44
61700 · Computer and Internet Expenses	
61710 · Website Costs	861.35
61720 · Software	4,212.76
61730 · Computer Hardware Expenses	261.46
Total 61700 · Computer and Internet Expenses	5,335.57
62300 · Delivery & Postage	917.17
62400 · Depreciation Expense	19,891.00
62450 · Amortization Expense	9,896.00
62500 · Dues and Subscriptions	10,113.88
62800 · Federal Excise Taxes	8,247.81
	1,700.00
63300 · Insurance Expense	29,977.00
63400 · Interest Expense	
63410 · GSB Loan #5180 Interest Expense	7,603.83

63440 · Capital One #1148 Interest Expe	2,499.62
63450 · Pierce LOC Interest Expense	45,989.36
63460 · Celtic/Blue Vine Interest Exp	7,142.08
	3,603.29
63470 · Kapitus Loan Interest Expense	29,199.51
63480 · Ford LIghtning Lease - Interest	3,836.27
Total 63400 · Interest Expense	99,873.96
64000 · Licenses & Fees	20,104.30
64100 · Marketing & Advertising	
64110 · Printing Expenses	2,327.51
64120 · Advertising	10,301.32
64130 · Marketing External Assistance	39,200.90
64140 · Networking	3,000.00
64150 · Promotions / Sales	75,572.72
64160 · Marketing Collateral	4,802.58
Total 64100 · Marketing & Advertising	135,205.03
64300 · Meals and Entertainment	
64310 · Meals - Sales	5,675.70
64330 · Meals - Management	63.33
Total 64300 · Meals and Entertainment	5,739.03
64900 · Office Supplies	1,252.39
64950 · Outside Sales Expense	7,711.41
65000 · Guaranteed Payments	158,333.28
66000 · Payroll Expenses	
66100 · Gross Wages Employees	434,675.88
	55,384.68
66200 · Payroll Taxes	47,846.72
66400 · Health Insurance	64,289.42
66500 · Dental Insurance Expense	5,534.73
66600 · Vision Insurance Expense	422.98
66640 · ST/LT Disability Insurance Exp	1,998.02
66650 · Staff Appreciation	826.32
Total 66000 · Payroll Expenses	610,978.75
66690 · Professional Development	1,840.00
66700 · Professional Fees	
66710 · Bookkeeping Expense	29,822.61
66720 · Consulting	10,209.07
66730 · Accounting Fees	14,090.00
66740 · Legal Fees	11,293.25
Total 66700 · Professional Fees	65,414.93
66800 · Personal Property Taxes	3,261.50
66900 · Payroll Processing Fees	4,860.50
67000 · R & D/One Time Set Up Fees	
67100 · Rent Expense	66,556.50

67200 · Repairs and Maintenance	27,648.52
67300 · Self Storage Expense	5,165.45
67500 · Supplies	13,432.99
67550 · Tasting Room Decor	1,642.78
67600 · Tasting Room Programming Expens	9,003.86
68100 · Telephone Expense	3,123.66
68400 · Travel Expense	30,269.77
68600 · Utilities	30,059.44
69000 · Pension & Profit Sharing Plans	
69200 · 401K Employer Match	12,479.95
Total 69000 · Pension & Profit Sharing Plans	12,479.95
Total Expense	1,414,030.76
Net Ordinary Income	(1,106,312.10)
Other Income/Expense	
Other Income	
70100 · Interest GSB MM 5273	1,849.23
70105 · Interest GSB MM #2725	19.85
73500 · Maine DTEP Grant	15,000.00
82000 · Cash Back Rewards	769.24
Total Other Income	17,638.32
Net Other Income	17,638.32
Net Income	(1,088,673.78)

Statement of Cash Flows

January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-738,317.19
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	-1,915.96
13000 · Inventory	-77,847.24
13100 · Merchandise Inventory:13110 · Tees Inventory	350.49
13100 · Merchandise Inventory:13120 · Hats Inventory	-1,558.66
13100 · Merchandise Inventory:13130 · Glasses Inventory	-446.24
13100 · Merchandise Inventory:13150 · Miscellaneous Merch Inventory	-486.77
20000 · Accounts Payable	-1,179.52
20500 · Capital One #1148	5,083.36
22000 · Tips Payable	1,179.44
25500 · Sales Tax Payable	789.27
25820 · Bottle Deposits	-2,472.38
27200 · Pierce LOC	500,000.00
27210 · Accrued Interest Pierce LOC	7,977.48
27300 · Celtic/Blue Vine LOC	97,940.71
27700 · McConnell LOC	40,000.00
28100 · SBAD Treas Loan #7402	-5,340.00
Net cash provided by Operating Activities	-176,243.21
INVESTING ACTIVITIES	
15300 · Furniture and Equipment	-19,537.72
15900 · Intangibles - R&D Costs	-2,929.00
17000 · Accumulated Depreciation	24,965.00
17500 · Accumulated Amortization	19,635.00
Net cash provided by Investing Activities	22,133.28
FINANCING ACTIVITIES	
26000 · GSB Loan #5180	-33,974.40
31000 · Partner Equity SP:31100 · Member Contribution SP	-441,434.14
32000 · Partner Equity DM:32100 · Member Contribution DM	-70,646.00
33000 · Investor Equity:33100 · Matthew V Pierce - Investor	-12,435.00
33000 · Investor Equity:33200 · Barbara Pierce - Investor	-1,159.00
33000 · Investor Equity:33300 · Judith Lambert - Investor	-4,007.00
33000 · Investor Equity:33350 · T Lambert Rd LLC - Investor	-1,160.00
33000 · Investor Equity:33400 · McGrory - Investors	-8,012.00
33000 · Investor Equity:33410 · Barclay F. Corbus - Investor	-10,117.00
33000 · Investor Equity:33450 · Patrick Ducas - Investor	-8,012.00
33000 · Investor Equity:33500 · Michael Payson - Investor	-8,014.00
33000 · Investor Equity:33510 · E. James Hughes - Investor	-23,660.00
33000 · Investor Equity:33520 · Craig A. Casey - Investor	-5,058.00
33000 · Investor Equity:33530 · Oscar K. Anderson - Investor	-7,889.00
33000 · Investor Equity:33550 · Joseph T Alexander - Investor	-13,072.00
33000 · Investor Equity:33600 · Kerrigan Investors	-2,320.00
33000 · Investor Equity:33620 · David Kramer - Investor	-5,058.00

33000 · Investor Equity:33630 · Christopher Moore - Investor	-10,115.00
33000 · Investor Equity:33650 · Robert B Fast - Investor	-8,012.00
33000 · Investor Equity:33700 · Sara Pierce - Investor	-8,013.00
33000 · Investor Equity:33720 · JPH Investments, LLC - Investor	-10,113.00
33000 · Investor Equity:33750 · James F Whiting - Investor	-4,007.00
33000 · Investor Equity:33760 · Cecily Whiting - Investor	-4,007.00
33000 · Investor Equity:33800 · Lisa Rutstein - Investor	-8,011.00
33000 · Investor Equity:33850 · Daniel Pierce Jr. - Investor	-6,219.00
33000 · Investor Equity:33860 · Mark P. Donovan - Investor	-40,064.00
33000 · Investor Equity:33870 · Anthony DiChiara - Investor	-5,058.00
33000 · Investor Equity:33880 · Issa N Youssef - Investor	-15,775.00
34000 · SAFE Investment Equity:34200 · Sam Pierce - SAFE	50,000.00
34000 · SAFE Investment Equity:34300 · Cuong Do - SAFE	25,000.00
35000 · 2024 Investor Raise:35110 · 1st 2024 Investor Deposit	250,000.00
39000 · Retained Earnings	738,309.71
Net cash provided by Financing Activities	287,888.17
Net cash increase for period	133,778.24
Cash at beginning of period	89,932.52
Cash at end of period	**223,710.76**

Comfortable Waters LLC. d.b.a. Three of Strong Spirits

1:52 PM

Statement of Cash Flows

03/13/2025

January 1 through September 11, 2024

	Jan 1 - Sep 11, 24
OPERATING ACTIVITIES	
Net Income	-804,917.42
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	-36,058.81
13000 · Inventory	-5,201.31
13100 · Merchandise Inventory:13110 · Tees Inventory	751.32
13100 · Merchandise Inventory:13120 · Hats Inventory	738.54
13100 · Merchandise Inventory:13130 · Glasses Inventory	933.94
13100 · Merchandise Inventory:13150 · Miscellaneous Merch Inventory	768.89
13800 · House Account	-667.93
20000 · Accounts Payable	125.00
20500 · Capital One #1148	363.15
22000 · Tips Payable	1,177.70
25500 · Sales Tax Payable	260.88
25820 · Bottle Deposits	2,722.38
25900 · Gift Certificates	-959.99
27210 · Accrued Interest Pierce LOC	15,203.66
27300 · Celtic/Blue Vine LOC	-97,940.71
27350 · Kapitus Loan	106,858.90
27700 · McConnell LOC	-40,000.00
28100 · SBAD Treas Loan #7402	-4,005.00
Net cash provided by Operating Activities	-859,846.81
INVESTING ACTIVITIES	
15300 · Furniture and Equipment	-10,310.00
15330 · Vehicles	-67,887.52
15900 · Intangibles - R&D Costs	-13,980.00
17000 · Accumulated Depreciation	19,891.00
17500 · Accumulated Amortization	9,896.00
Net cash provided by Investing Activities	-62,390.52
FINANCING ACTIVITIES	
26000 · GSB Loan #5180	-26,783.58
27800 · Ford Lightning Lease	62,356.71
31000 · Partner Equity SP:31100 · Member Contribution SP	150,000.00
31000 · Partner Equity SP:31200 · Member Draw SP	-161.47
32000 · Partner Equity DM:32100 · Member Contribution DM	40,000.00

Three of Strong Inc.

1:53 PM

Statement of Cash Flows

03/13/2025

September 12 through December 31, 2024

	Sep 12 - Dec 31, 24	2024 Totals
OPERATING ACTIVITIES		
Net Income	-283,756.36	(1,088,673.78)
Adjustments to reconcile Net Income		
to net cash provided by operations:		
11000 · Accounts Receivable	21,754.33	(14,304.48)
13000 · Inventory	-38,806.50	(44,007.81)
13100 · Merchandise Inventory:13110 · Tees Inventory	-1,889.50	(1,138.18)
13100 · Merchandise Inventory:13120 · Hats Inventory	-607.36	131.18
13100 · Merchandise Inventory:13130 · Glasses Inventory	-607.16	326.78
13100 · Merchandise Inventory:13150 · Miscellaneous Merch Inventory	158.53	927.42
13800 · House Account	667.93	
		125.00
20500 · Capital One #1148	13,826.28	14,189.43
22000 · Tips Payable	14.48	1,192.18
24160 · Accrued Sharholder Wages	9,230.78	9,230.78
25500 · Sales Tax Payable	-852.53	(591.65)
		2,722.38
25900 · Gift Certificates	959.99	
27210 · Accrued Interest Pierce LOC	12,439.11	27,642.77
		(97,940.71)
27350 · Kapitus Loan	-18,017.10	88,841.80
27220 · Accrued Interest McConnell $40K	3,603.29	3,603.29
		(40,000.00)
28100 · SBAD Treas Loan #7402	-1,335.00	(5,340.00)
Net cash provided by Operating Activities	-283,216.79	(1,143,063.60)
INVESTING ACTIVITIES		
15300 · Furniture and Equipment	-5,129.32	(15,439.32)
		(67,887.52)
15330 · Corporate Conversion Expenses	-12,412.00	(12,412.00)
		(13,980.00)
		19,891.00
		9,896.00
Net cash provided by Investing Activities	-17,541.32	(79,931.84)
FINANCING ACTIVITIES		
26000 · GSB Loan #5180	-9,203.79	(35,987.37)
27800 · Ford LIghtning Lease	-2,666.28	59,690.43
		150,000.00
34000 · Shareholder Distributions:34100 · Shareholder Distrib - Pierce	-667.93	(829.40)
		40,000.00

Comfortable Waters LLC. d.b.a. Three of Strong Spirits   1:52 PM

Statement of Cash Flows   03/13/2025

January 1 through September 11, 2024

	Jan 1 - Sep 11, 24
35000 · 2024 Investor Raise:35110 · 1st 2024 Investor Deposit	500,000.00
39000 · Retained Earnings	1.91
Net cash provided by Financing Activities	725,413.57
	-196,823.76
	223,710.76
	26,887.00

Three of Strong Inc.   1:53 PM

Statement of Cash Flows   03/13/2025

September 12 through December 31, 2024

	Sep 12 - Dec 31, 24	2024 Totals
		500,000.00
		1.91
31000 · Preferred Stock:31100 · Preferred Stock Pierce	15,000.00	15,000.00
31000 · Preferred Stock:31201 · Preferred Stock MS McCormack	75,000.00	75,000.00
31000 · Preferred Stock:31202 · Preferred Stock R Vogel	10,000.00	10,000.00
31000 · Preferred Stock:31203 · Preferred Stock W Perkins	75,000.00	75,000.00
31000 · Preferred Stock:31204 · Preferred Stock E Perkins	25,000.00	25,000.00
32000 · Common Stock:32100 · Crowd Funded Common Stock	97,496.81	97,496.81
Net cash provided by Financing Activities	284,958.81	1,010,372.38
	-15,799.30	(212,623.06)
	26,887.00	250,597.76
	11,087.70	**37,974.70**

Three of Strong Inc. Cap Table

		Starting (9/12/24) Corp Conversion	Voting Power	Post Preferred Round SAFEs converted, Preferred issued	Voting Power	Post Reg CF round plus RegCF subscribers	Voting Power
Common Shares							
Authorized		10,000,000		19,662,162		23,000,000	
	Outstanding Common (not incl. RegCF)			8,000,000		8,000,000	
	Reserved - Max. Preferred Conversions			9,062,500		9,062,500	
	Reserved - Max. RegCF Shares			-		3,337,838	
	Reserved - Future Personnel Grants			2,599,662		2,599,662	
Outstanding							
Founders & Personnel		3,960,000	49.50%	3,960,000	29.20%	3,960,000	28.24%
G. Hamblett		400,000	5.00%	400,000	2.95%	400,000	2.85%
D. McConnell		519,096	6.49%	519,096	3.83%	519,096	3.70%
S. Pierce		3,040,904	38.01%	3,040,904	22.42%	3,040,904	21.69%
Early Investors		4,040,000	50.50%	4,040,000	29.79%	4,040,000	28.82%
RegCF Subcribers (Actual)						457,716	3.26%
RegCF Subcribers (Max.)							
	Subtotal	8,000,000		8,000,000		8,457,716	
% of Authorized Remaining		20.00%		59.31%		63.23%	
Preferred Shares							
Authorized				9,062,500		9,062,500	
Outstanding				5,562,499		5,562,499	39.67%
Total Common & Preferred Shares Outstanding		8,000,000		13,562,499		14,020,215	100.00%

NOTE 1 – NATURE OF OPERATIONS

Three of Strong, Inc. was formed in Delaware on September 12, 2024. The Company is a successor entity to its predecessor, Comfortable Waters, LLC d/b/a Three of Strong Spirits, which began operations in July 2019.

Business Model

We are a craft distillery with a focus on rum. Primary revenues are derived from Tasting Room operations, retail & wholesale sales of bottled spirits, Ready to Drink cocktails, and cocktail keg sales. We also generate revenue from contract distilling engagements. The Company is located in Maine, and sells into Maine, New Hampshire, and Massachusetts with direct-to-consumer sales commencing in late 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:
> Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
> Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $216,163 and $ 8,729.41 in cash as of December 31, 2023 and December 31, 2024, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory as of December 31, 2023 and December 31, 2024 valued $145,118 and $188,878, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023, or December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	9/12/2024
Leasehold Improvement	15	833,956
Furniture & Equipment	7	244,877
Less Accumulated Depreciation		(327,334)
Totals		**751,499**

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for September 12, 2024. Year end 2024 figures will be produced when the extended tax filing that has completed.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

>
> Step 1: Identify the contract(s) with customers
>
> Step 2: Identify the performance obligations in the contract
>
> Step 3: Determine the transaction price
>
> Step 4: Allocate the transaction price to performance obligations
>
> Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from four revenue streams: a) tasting room cocktail service and retail sales, b) wholesale sales of spirits/ready to drink cocktails to distributors, c) cocktail keg/ ready to drink sales to bars and restaurants, and d) contract distilling

a) Tasting Room Cocktail Service and Retail Sales- The Company's primary performance obligation is to provide bar service or retail sales of bottles, ready to drink cocktails, or merchandise to customers in the tasting room. Payments are collected and revenues are recognized at the time of service.

b) Wholesale Sales of Spirits/Ready to Drink Cocktails- The Company's primary performance obligation is delivery of products. The Company prepares orders for pickup at the distillery. Invoices are generated at time of order and terms are net 15/30 days. Revenue is recognized at the time of invoice. Any revenues related to deliveries not picked up by year-end are deemed nominal.

c) Cocktails Keg / Ready to drink Sales to Bars and Restaurants- The Company's primary performance obligation is delivery of its product to its customer. Invoices are generated upon delivery and are paid on a weekly basis. Revenue is recognized at the time of service.

d) Contract Distilling- The Company develops recipes and/or produces distilled output. The Company collects some payments in advance of work and then bills for the remainder based on time/output levels. Any revenues related to uncompleted work at year-end are deemed nominal.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

Until its corporate conversion in September 2024, the Company was a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized in the Statement of Operations in prior years. The Company has been granted an extension for its 2024 annual tax filing for the Corporation and therefore, the 2024 tax filing is not yet complete.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC.

Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – DEBT

Creditor: Samuel Pierce
Amount Owed: $535,918.27
Interest Rate: 8.0%
Please refer to our related party transactions. During 2023 and 2024, the Company entered into numerous related party loans with its Managing Members. At the time of the corporate conversion in September 2024, $150,000 in principal owed to the Creditor was forgiven which reduced the remaining obligation of the company to the Creditor to $500,000 in principal and unpaid and ongoing accrued interest. Amount outstanding includes $ 35,918.27 in accrued interest as of 12/31/2024

Creditor: David McConnell
Amount Owed: $ 3,603.29
Interest Rate: 8.0%

Please refer to our related party transactions. During 2023, the Company entered into numerous related party loans with its Managing Members. At the time of the corporate conversion in September 2024, the $40,000 in principal owed to the Creditor was forgiven and all that remains of the obligation of the company to the Creditor is the accrued interest in the amount of $ 3,603.29 as of 12/31/2024.

Creditor: Gorham Savings Bank (rebranded as Maine Community Bank in 2025)
Amount Owed: $ 110,436.68
Interest Rate: 5.75%
Maturity Date: January 17, 2027
Equipment backed loan, guaranteed by the Finance Authority of Maine.

Creditor: United States Small Business Association
Amount Owed: $ 76,060.00
Interest Rate: 3.75%
Maturity Date: June 16, 2050
$445 monthly payments due for 30 years.

Creditor: Ford Motor Credit Corp
Amount Owed: $ 59,690.43
Interest Rate: 0.0%
Maturity Date: April 21, 2027
Ford Lightning vehicle lease

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

During the period 2018 - December 31, 2024, the Company entered into two long-term lease agreements. The lease agreements covered rent and keg equipment. The rent lease covers the period August 2018 - July 2033 and monthly payments vary throughout the lease ranging from $5,070 - $6,700. The equipment lease covers the period April 2023 to April 2026 and monthly payments are $342.

NOTE 5 – STOCKHOLDERS' EQUITY
Common Stock
We have authorized the issuance of 23,000,000 shares of Common Stock with a par value of $0.00001. As of 12/31/2024 the company has issued 8,457,716 shares of our common stock.

Preferred Shares
We have authorized the issuance of 9,062,500 shares of Preferred Shares with a par value of $0.00001. As of 12/31/2024 the company has issued 5,562,499 shares of our preferred shares.

NOTE 6 – RELATED PARTY TRANSACTIONS
The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. Samuel Pierce made loans to the Company in the amount

of $500,000. The details of these transactions are discussed in Note 3.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after December 31, 2024 through March 31, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Samuel Pierce, Principal Executive Officer of Three of Strong Inc., hereby certify that the financial statements of Three of Strong Inc. included in this Report are true and complete in all material respects.

Samuel Pierce

Co-CEO